                               GREENWIND NRG INC.
                     69 Saphire, The Grange, Stilorgan, Co.
                                 Dublin, Ireland
                           Telephone +353 87 153 6399

                                  July 11, 2012

Russell Mancuso
Branch Chief
SECURITIES AND EXCHANGE COMMISSION
100 F Street, N.E.
Washington, D.C. 20549

     Re: Greenwind NRG Inc.
         Registration Statement on Form S-1
         Filed June 7, 2012
         File No. 333-178741

Dear Mr. Mancuso

     Thank you for your June 19, 2012 comment correspondence to the above referenced Registration Statement on Form S-1 for Greenwind NRG Inc. (the
"Company"). The following is in response to your June 19, 2012 correspondence.
Underlined verbiage below constitutes your comments and our client's response is in regular type. We have simultaneously filed Amendment No. 2 to the Company's
Registration Statement.

Commence Operations, Page 4

1.   Please revise the disclosure throughout your prospectus, including the disclosure in this section and the first paragraph on page 24, to remove any implication that you have an on-going relationship with the supplier.

     Exhibit 10.1 indicated that you will pay for the three products within one week after the agreement was signed. The agreement appears to have been signed in November 2010. If you did not make the payment, please discuss the default in an appropriate section of your prospectus, and tell us why you believe you can enforce the contract. Also, revise the liquidity discussion in your Management Discussion and Analysis to address you obligations under this contract, when you must make the payments due under the contract, and the sources of capital for the payments.

We have revised the prospectus to remove reference to an ongoing relationship with the supplier. However we are in touch with the supplier and they are still ready and willing to provide us with any of the products described in the new, expanded, supply list in Exhibit 10.3.

                                  Page 1 of 4
The language in Exhibit 10.1 is not clear as to what the agreement actually meant. For this reason, and due to the fact it does not guarantee any on-going relationship, we have removed this from the prospectus as well as reference to
it. We are leaving the pricing in for reference because we are able to purchase these products (please see new Exhibit 10.3). Please note we have filed an
Exhibit showing no money is owed to Anhui Hummer Dynamo as of June 27, 2012 to help answer the second part of comment #1.

Emerging Growth Company, Page 4.

2.   Please expand your response to prior comment 2 to provide us supplementally with any written materials that you or anyone authorized to do so on your behalf provide in reliance on Section 5(d) of the Securities Act to potential investors that are qualified institutional buyers or institutional accredited investors. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any
     broker or dealer that is participating or will participate in your offering.

No written materials to be provided other than the finalized prospectus.

Much of the prospectus has been drafted by a director and officer of the company, page 10

3.   Your disclosure in response to prior comment 4 regarding Mr. Sammon not having a corporate law background and not having experience writing business plans does not explain why your prospectus would have included disclosure regarding a business that you do not conduct. Please revise to clarify. Also, given your disclosure that there is an increased chance of errors in the prospectus, please tell us why you believe it would be in the public interest for the registration statement containing this prospectus to be declared effective. See Rule 461(b). While our previous comments regarding this issue addressed whether you believe you should provide a risk factor to inform investors of the extent to which your disclosure procedures create a risk of you providing inaccurate information in the
     FUTURE, the disclosure in your CURRENT document must be accurate.

We have revised the risk factor to account for precedent errors in prior versions of the Prospectus. Since Mr. Sammon is not a trained legal professional, he used precedents for the drafting of our Prospectus. Due to the use of a precedent, certain prior information from the precedent company was not erased or replaced.

We believe that given the changes made during the review process with the commission and our continuing efforts to increase the quality of disclosure, the
Prospectus provides adequate and accurate information to the public, as required by Rule 461(b) and is free of material misstatements. Additionally, we plan on engaging legal counsel to draft future corporate, commercial and securities documents for the Company; which should further reduce risks of material misstatements in our disclosure.

If we do not file a registration statement, page 12

4.   Please address that part of prior comment 5 that asked you to disclose the effect of the automatic reporting suspension provided in Section 15(d) of the Exchange Act.

                                  Page 2 of 4
We have revised our risk factor to discuss the effect of the automatic reporting suspension provided in Section 15(d) of the Exchange Act.

Use of Proceeds, page 15

5.   Please update the disclosure on page 15 marked by an asterisk. We not that your offering expenses of $15,500 exceed your current assets as of January
     31, 2012 mentioned on page F-1; however, your disclosure indicated that you will pay the offering expenses using your current assets.

Please note that the majority of the offering expenses of $15,500 have been incurred at today's date. These include full amounts of (website, SEC registration fee and legal) and the majority of (audit, accounting, EDGAR, and
Misc). We still believe we have sufficient funds to pay for the offering expenses.

Plan of Distribution; Terms of the Offering, Page 18

6.   We will evaluate your response to prior comments 9 and 17 when you file the revised subscription agreement as an exhibit to your registration statement.

Revised subscription agreement has been filed

7.   Please revise for clarity and consistency. Your disclosure on page 19 appears to indicate that investors have rights as shareholders when they provide you the subscription agreement and proceeds. However, the disclosure also suggests that the board must approve the issuance of the shares after receipt of the subscription agreement. Also your disclosure on page 21 indicates that you have a 48-hour rejection right. It is unclear how investors can have rights as shareholders if you have not yet accepted the subscription or approved the issuance. It is also unclear whether the board approval is the same as the acceptance that you mention in this section and whether that approval will occur within the 48-hour period.

We have clarified the disclosure on Page 19 as follows:

     "We will issue shares offered hereby as subscription agreements and payments are delivered. Investors will have rights of shareholders as soon as they have provided us with a completed subscription agreement, a copy of which is attached to this prospectus as Exhibit 99.1, as well as the subscription proceeds for their investment, and our board of directors approves the issuance of their shares. We anticipate that our board of directors will approve all issuances shortly after receipt of the above mentioned subscription agreement and subscription proceeds."

Additionally, we have eliminated the 48 hour rejection right.

Business, page 26

8.   The table that you mention in response to prior comment 12 does not provide the disclosure requested about the November 2, 2010 change in control.
     Please expand this section to disclose and describe the change in control mentioned in the penultimate sentence on page 6 of your letter to us dated
     February 15, 2012.

                                  Page 3 of 4
The below language has been added to the Officers and Directors section below the table:

     "On November 2, 2010 there was a change in control of the corporation from a past director to the present management team. All individuals who served as an executive officer or acted in a similar capacity during our last fiscal year are listed in the table on page 27. "

Rule 144, page 34

9.   We will continue to evaluate your response to prior comment 15 after you address the comments in this letter.

Financial Statements

10.  Consideration should be given on an ongoing basis to the updating requirements of Rule 8-08 of Regulation S-X.

The financial statements have been updated as per the requirements of Rule 8-08 of Regulation S-X

Exhibit 5.1

11.  We note your response to prior comment 16; however, it remains unclear why a "signed subscription agreement [being] executed by the Company after consideration for the shares described in the prospectus has been received by the Company" is a requirement for the shares to be validly issued, fully paid and non-assessable given your response to prior comment 8 that the board has authorized the sale and issuance of the shares. Please tell us with specificity the Nevada statute mentioned in response 8 that requires a subsequent board authorization. Also tell us whether the condition in the opinion means that the shares you sell would not be validly issued if you elect to issue them without signing a subscription agreement.

Counsel has revised the opinion to state as follows: "that the shares being offered and registered when sold in the manner described in the Registration
Statement will be legally issued, fully paid and non-assessable.

                                   Sincerely,

                                   Greenwind NRG Inc.

                                   /s/ James Sammon
                                   -----------------------------

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